PEPPER HAMILTON LLP

3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA  19103-2799
215.981.4000
Fax 215.981.4750

                                                                    John M. Ford
                                                       direct dial: 215.981.4009
                                                            fordjm@pepperlaw.com


                                December 29, 2009

VIA EDGAR

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


                 Re:        Oak Associates Funds
                            File Nos. 333-42115 and 811-08549
                            ---------------------------------

Ladies and Gentlemen:

                  Pursuant to Rule 485(a) under the Securities Act of 1933 (the "Act"), Oak Associates Funds (the "Trust") is hereby transmitting for filing Post-Effective Amendment No. 22 to the Trust's Registration Statement on Form N-1A (the "Amendment"). This Amendment is being filed in connection with the Trust's annual update of its Registration Statement and pursuant to the Staff's guidance in Release No. 33-8998 regarding enhanced disclosure and new prospectus delivery option for registered open-end management investment companies, which amended Form N-1A to include the summary prospectus.

                  Pursuant to Rule 485(d)(2) of the Act, the Trust will file a subsequent amendment to the Trust's registration statement pursuant to Rule 485(b) in order to update the financial statements and financial highlights for each of the Trust's series as well as to make any other non-material changes.

                  If you have any questions regarding the Amendment, please contact the undersigned at 215.981.4009.

                                                    Very truly yours,

                                                    /s/ John M. Ford
                                                    ------------------
                                                    John M. Ford


cc:      Ms. Leslie Manna

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